Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: July 29, 2019

The following FAQ was sent to Exact Sciences Corporation employees:

EXAS Team FAQ 1. What was announced? • Exact Sciences and Genomic Health have entered into a definitive agreement under which Exact Sciences will combine with Genomic Health in a cash and stock transaction valued at $2.8 billion. The transaction brings together two industry pioneers, combining talented teams with proven capabilities to create a leading global cancer diagnostics company. • 2. Who is Genomic Health? • Genomic Health is a true pioneer of the cancer diagnostics industry, and is a leading provider of diagnostic tests that help improve cancer care. Genomic Health’s core Oncotype IQ portfolio has guided personalized treatment decisions for more than a million cancer patients worldwide. Genomic Health is based in Redwood City, California, and has a commercial presence in more than 90 countries. Like Exact Sciences, Genomic Health is a patient-centric organization with a strongly held commitment to revolutionizing our industry. • • • 3. What is Oncotype IQ? • Genomic Health’s Oncotype IQ platform provides actionable genomic intelligence to inform cancer treatment decisions across the patient journey. Oncotype DX, Genomic Health’s flagship line of expression tests within the Oncotype IQ platform, is an innovative breast cancer test that examines the activity of 21 genes in a patient’s breast tumor tissue to guide individualized treatment based on a patient’s personal biology and disease. Genomic Health also offers tests that guide the treatment of colorectal and prostate cancers. • • 4. Why are we doing this now? How does this transaction complement Exact Science’s strategy? • Combining industry pioneers like Exact Sciences and Genomic Health is a pivotal step toward building the leading cancer diagnostics company in the world. Specifically, this combination will: • Join two of the strongest brands in cancer diagnostics into one entity, providing a strong platform for continued growth – Cologuard and Oncotype DX, our leading brands, will respectively continue to help detect colorectal cancer and inform treatment decisions in colorectal, breast and prostate cancer, which collectively represent approximately 40% of all solid tumor incidence. Form best-in-class commercial, R&D and clinical organization with extensive clinical capabilities and a robust evidence generation engine, complemented by proven regulatory expertise, and key relationships with oncologists. Have global infrastructure to accelerate the ability to provide new innovative cancer diagnostics to patients. The combined company will have a commercial presence in more than 90 countries and expanded reach across primary care, oncology, OB/GYN, gastroenterology, and urology to support growth of existing and future cancer tests. o o o 5. What does this transaction mean for Exact Sciences employees? • • This combination is about growth and building the strongest foundation for our remarkable future. We expect there to be significant opportunities for team members as part of a larger, diversified organization. However until the transaction is formally closed, which we expect to occur by the end of 2019, Exact Sciences and Genomic Health will continue to operate as independent companies, and it is it is business as usual at Exact Sciences. We should all remain focused on our day-to-day responsibilities and business objectives. • •

6. What is Genomic Health’s culture like? How will we fit together? • Exact Sciences and Genomic Health are highly complementary, with similar missions and cultures. In fact, in the early days of Exact Sciences, we often looked to Genomic Health as a model of how to develop and grow. Like us, Genomic Health is a patient-centric organization with a strongly held commitment to revolutionizing our industry. We are confident that joining forces with Genomic Health will enhance our ability to improve outcomes for even more people around the world • • 7. What are the next steps to complete the acquisition? What should I expect between now and then? • • Announcing the combination is just the first step in bringing together our two companies. We expect to complete the transaction by the end of 2019, subject to customary closing conditions and regulatory approvals, including the approval of Genomic Health stockholders. However until the transaction is formally closed, Exact Sciences and Genomic Health will continue to operate as independent companies and it is it is business as usual at Exact Sciences. It is important that we all remain focused on our day-to-day responsibilities and business objectives. • • 8. Following close of the transaction, how will Exact Sciences and Genomic Health be integrated? • It is still early in the process, and details regarding bringing together our organizations will be determined as part of our integration planning. In the coming months, we will begin to take a thoughtful and comprehensive approach toward integration, including planning how we will join our capabilities and our teams. • 9. Who will lead Exact Sciences going forward? Will there be changes to the management team? • Following the close of the transaction, Kevin Conroy will continue as Chairman and CEO of Exact Sciences. We will keep you updated regarding any additional organizational changes as we move forward. • 10. Will we continue to be headquartered in Madison? What will happen to Genomic Health’s headquarters in Redwood City, CA? • • Yes, following the close of the transaction, Exact Sciences’ HQ will remain in Madison. We will also build upon Genomic Health’s presence in California. 11. Will there be any changes to employee compensation or benefits plans? • We do not anticipate any changes to employee compensation or benefits plans as a result of this transaction. You will continue to be paid and receive benefits as usual. • 12. What does this transaction mean for patients? • We are joining together two talented teams with proven capabilities – each united in their dedication to making a positive impact on patients’ lives. We are confident that bringing together two diagnostic pioneers is a powerful development for patients. With Genomic Health and Exact Sciences’ collective resources and broader platform, we will be able to provide our existing tests to more people and improve outcomes for even more patients around the world, all while accelerating the development and launch of future cancer diagnostic tests. • •

13. What does this transaction mean for our partners? • • Through this combination, we will be an even stronger partner to those we work with. Together, Exact Sciences and Genomic Health will offer two of the strongest and fastest growing brands in cancer diagnostics, Cologuard and Oncotype DX, providing a robust platform for continued growth. With this enhanced platform, including a commercial presence in more than 90 countries, the combined company expects to continue to increase adoption of current tests, and be able to bring new innovative cancer diagnostics to more patients globally. And along with our partners, we will develop and bring new advanced cancer diagnostics to patients around the world and improve outcomes. • • 14. What should I say if I’m asked about the transaction by the media or an external party? • We expect this announcement will lead to increased interest in Exact Sciences from the media and our investors, and it is important that our company speaks with one voice. If investors or media contact you, please forward these inquiries to Megan Jones or Cara Connelly. • 15. Where can employees obtain additional information? Who can I contact if I have more questions? • We will continue to keep you updated on important developments as we move through the transaction process. For additional information about this transaction, we have created a microsite at www.leadingcancerdiagnostics.com. If you have any additional questions, please submit them to Cara Connelly. • •

Cautionary Statement This communication contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this communication regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations; the ability of Exact Sciences and Genomic Health to receive the required regulatory approvals for the proposed merger with Genomic Health and approval of Genomic Health’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Additional Information In connection with the proposed transaction, Exact Sciences will file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Genomic Health’s stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health when it becomes available. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at 608-535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300. Participants in the Solicitation Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.